

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2025

Xueyuan Weng
Chief Executive Officer
Golden Sun Health Technology Group Ltd
Room 503, Building C2, No. 1599
Xinjinqiao Road, Pudong New Area
Shanghai, China 200083

        Re: **Golden Sun Health Technology Group Ltd**
            Draft Registration Statement on Form F-1
            Submitted February 26, 2025
            CIK No. 0001826376

Dear Xueyuan Weng:

    This is to advise you that we do not intend to review your registration statement.

    We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Kate Beukenkamp at 202-551-3861 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services

cc: Charles Yongjun Fu